UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 5995 Opus Parkway Minnetonka, Minnesota 55343	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

CONTENTS

Quarterly Results of Operations
On August 13, 2026, Stratasys Ltd. (“Stratasys”, “we” or “us”) announced its financial results for the second quarter ended June 30, 2026.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.
In conjunction with the conference call being held on August 13, 2026 to discuss our results, we are furnishing a copy of the slide presentation that provides supplemental information regarding our business and our financial results, and which will be referenced on that conference call. We have attached that presentation as Exhibit 99.2 to this Form 6-K, which exhibit is incorporated herein by reference.
The information in this Form 6-K, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits
The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated August 13, 2026 announcing the financial results of Stratasys Ltd. for the second quarter ended June 30, 2026

99.2	Slide presentation providing supplemental information to be referenced on the conference call of Stratasys Ltd. discussing its quarterly financial results, being held on August 13, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 13, 2026	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer